

April 12, 2024

Michael Klein
Chief Executive Officer
Churchill Capital Corp IX/Cayman
640 Fifth Avenue, 14th Floor
New York, NY 10019

      Re: Churchill Capital Corp IX/Cayman
          Registration Statement on Form S-1
          Filed March 22, 2024
          File No. 333-278192

Dear Michael Klein:

      We have reviewed your registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed March 22, 2024

Cover page

1.   We note the disclosure in the Description of Securities section, on page 160, that the Class B shares have the right to appoint and remove all directors prior to an initial business combination and the Class A shareholders will not be entitled to vote on the election or removal of directors during such time. Please revise your cover page to address the disparate voting rights between the Class B shares and Class A shares.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser